1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 3.8% Quarter-over-Quarter Decline in Revenues Resulting in Earnings per Share of NT$ 0.29 or Earnings per ADS of US$ 0.05 for First Quarter 2012

Taichung, Taiwan, Apr 25, 2012–Siliconware Precision Industries Co., Ltd. (“SPIL3” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the first quarter of 2012 were NT$ 15,118 million, which represented a 3.8% decline in revenues compared to the fourth quarter of 2011 and a 4.5% growth in revenues compared to the first quarter of 2011. SPIL reported a net income of NT$ 891 million for the first quarter of 2012, compared with a net income of NT$ 1,171 million and a net income of NT$ 1,070 million for the fourth quarter of 2011 and the first quarter of 2011, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.29, and diluted earnings per ADS was US$ 0.05.

All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

Operating results review:

•

For the first quarter of 2012, net revenues from IC packaging were NT$ 13,722 million and represented 91% of total net revenues. Net revenues from testing operations were NT$ 1,396 million and represented 9% of total net revenues.

•	Cost of goods sold was NT$ 12,891 million, representing a decrease of 2.3% compared to the fourth quarter of 2011 and an increase of 5.0% compared to the first quarter of 2011.

•

Raw materials costs were NT$ 6,823 million for the first quarter of 2012 and represented 45.1% of total net revenues, whereas raw materials costs were NT$ 7,015 million and represented 44.7% of total net revenues for the fourth quarter of 2011.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 67 million.

•

Gross profit was NT$ 2,227 million for the first quarter of 2012, representing a gross margin of 14.7%, which decreased from a gross margin of 16.0% for the fourth quarter of 2011 and was down from 15.2% for the first quarter of 2011.

•

Total operating expenses for the first quarter of 2012 were NT$ 1,188 million, which included selling expenses of NT$ 173 million, administrative expenses of NT$ 459 million and R&D expenses of NT$ 556 million. Total operating expenses represented 7.8% of total net revenues for the first quarter of 2012.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 29 million.

•

Operating income was NT$ 1,039 million for the first quarter of 2012, representing an operating margin of 6.9%, which decreased from 8.5% for the fourth quarter of 2011 and decreased from 8.2% for the first quarter of 2011.

•	Non-operating items:

•

Our net currency exchange gain of NT$ 34 million for the first quarter of 2012 was mainly due to appreciation of our US dollar denominated asset as a result of an appreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•

Net income before tax was NT$ 1,082 million for the first quarter of 2012, which decreased from a net income before tax of NT$ 1,431 million for the fourth quarter of 2011 and decreased from a net income before tax of NT$ 1,217 million for the first quarter of 2011.

•

Income tax expense was NT$ 191 million for the first quarter of 2012, compared with income tax expense of NT$ 260 million for the fourth quarter of 2011 and income tax expense of NT$ 147 million for the first quarter of 2011.

•

Net income was NT$ 891 million for the first quarter of 2012, which decreased from a net income of NT$ 1,171 million for the fourth quarter of 2011 and decreased from a net income of NT$ 1,070 million for the first quarter of 2011.

•	Total number of shares outstanding was 3,095 million shares as of Mar 31,2012. Diluted earnings per ordinary share for this quarter was NT$ 0.29, or US$ 0.05 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 17,204 million as of Mar 31, 2012 from NT$ 15,942 million as of Dec 31, 2011, and NT$ 13,517 million as of Mar 31, 2011.

•	Capital expenditures for the first quarter of 2012 totaled NT$ 1,993 million, which included NT$ 1,622 million for packaging equipment and NT$ 371 million for testing equipment.

•	Total depreciation expenses for the first quarter of 2012 totaled NT$ 2,349 million, which included NT$ 1,860 million was from packaging operations and NT$ 489 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 13,722 million for the first quarter of 2012, which represented a decrease of NT$ 470 million or 3.3% compared to the fourth quarter of 2011.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 42%, 26% and 23%, respectively, of total net revenues for the first quarter of 2012.

•

Capital expenditures for IC packaging operations totaled NT$ 1,622 million for the first quarter of 2012, which included NT$ 1,264 million for packaging and building construction and NT$ 358 million for wafer bumping operations.

•	As of Mar 31, 2012 we had 6,461 wirebonders installed, of which 190 were added and 264 were disposed in the first quarter of 2012.

IC testing service:

•	Net revenues from testing operations were NT$ 1,396 million for the first quarter of 2012, which represented a decrease of NT$ 122 million or 8.6% compared to the fourth quarter of 2011.

•	Capital expenditures for testing operations totaled NT$ 371 million for the first quarter of 2012.

•	As of Mar 31, 2012 we had 337 testers installed, of which 5 were added and 2 were disposed in the first quarter of 2012.

Revenue Analysis

•	Breakdown by end applications:

By application	1Q12	4Q11
Communication	45%	48%
Computing	15%	14%
Consumer	27%	23%
Memory	13%	15%

•	Breakdown by packaging type:

By packaging type	1Q12	4Q11
Bumping & Flip Chip	23%	20%
Substrate Based	42%	46%
Leadframe Based	26%	25%
Testing	9%	9%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on a consolidated basis. The investment gains or losses of our company for the three months ended Mar 31, 2012 reflect our gains or losses attributable to the first quarter of 2012 unaudited financial results of several of our investees which are evaluated under the equity method. The consolidated financial data for our company for the three months ended Mar 31, 2012, is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Mar 31, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2012			Mar 31, 2011		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	582,980	17,203,740	20	13,517,072	17	3,686,668	27
Accounts receivable	357,717	10,556,236	12	10,194,145	13	362,091	4
Inventories	135,637	4,002,652	5	3,535,436	4	467,216	13
Other current assets	57,464	1,695,755	2	1,698,472	2	(2,717)	—

Total current assets	1,133,798	33,458,383	39	28,945,125	36	4,513,258	16

Long-term investments	219,704	6,483,469	8	6,699,504	8	(216,035)	-3
Fixed assets	2,861,254	84,435,613	99	81,060,025	99	3,375,588	4
Less accumulated depreciation	(1,397,935)	(41,253,065)	-48	(37,688,244)	-46	(3,564,821)	9

Net fixed assets	1,463,319	43,182,548	51	43,371,781	53	(189,233)	—

Other assets	75,677	2,233,233	2	2,557,922	3	(324,689)	-13

Total Assets	2,892,499	85,357,633	100	81,574,332	100	3,783,301	5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	70,000	2,065,700	2	1,470,000	2	595,700	41
Accounts payable	230,098	6,790,190	8	6,430,245	8	359,945	6
Other current liability	205,260	6,057,237	7	6,788,624	8	(731,387)	-11
Long-term loans	319,168	9,418,654	11	4,409,075	6	5,009,579	114
Other liabilities	16,618	490,389	1	349,102	—	141,287	40

Total Liabilities	841,144	24,822,170	29	19,447,046	24	5,375,124	28

Stockholders’ Equity
Capital stock	1,056,036	31,163,611	37	31,163,611	38	—	—
Capital reserve	557,558	16,453,526	19	16,453,526	20	—	—
Legal reserve	242,701	7,162,092	8	6,599,402	8	562,690	9
Retained earnings	195,265	5,762,261	7	6,715,029	8	(952,768)	-14
Unrealized gain or loss on financial instruments	37,367	1,102,706	1	1,471,191	2	(368,485)	-25
Cumulated translation adjustment	7,887	232,759	—	(6,905)	—	239,664	-3471
Net loss not recognized as pension cost	(12,786)	(377,304)	—	(268,568)	—	(108,736)	40
Treasury stock	(32,673)	(964,188)	-1	—	—	(964,188)	—

Total Equity	2,051,354	60,535,463	71	62,127,286	76	(1,591,823)	-3

Total Liabilities & Shareholders’ Equity	2,892,499	85,357,633	100	81,574,332	100	3,783,301	5

Forex ( NT$ per US$ )		29.51		29.40

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	1Q2012				1Q 2011		YOY	1Q 2012	4Q 2011		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	509,013		15,117,682	100.0		14,467,119	4.5	15,117,682		15,709,747	-3.8
Cost of Goods Sold	(434,045)		(12,891,130)	-85.3		(12,272,202)	5.0	(12,891,130)		(13,198,213)	-2.3

Gross Profit	74,968		2,226,552	14.7		2,194,917	1.4	2,226,552		2,511,534	-11.3

Operating Expenses
Selling Expenses	(5,806)		(172,425)	-1.1		(161,037)	7.1	(172,425)		(209,065)	-17.5
Administrative Expenses	(15,452)		(458,920)	-3.0		(398,952)	15.0	(458,920)		(421,973)	8.8
Research and Development Expenses	(18,719)		(555,959)	-3.7		(455,711)	22.0	(555,959)		(543,701)	2.3

	(39,977)		(1,187,304)	-7.9		(1,015,700)	16.9	(1,187,304)		(1,174,739)	1.1

Operating Income	34,992		1,039,248	6.9		1,179,217	-11.9	1,039,248		1,336,795	-22.3

Non-operating Income	4,687		139,192	0.9		106,323	30.9	139,192		154,440	-9.9
Non-operating Expenses	(3,263)		(96,921)	-0.6		(68,324)	41.9	(96,921)		(60,345)	60.6

Income from Continuing Operations before Income Tax	36,415		1,081,519	7.2		1,217,216	-11.1	1,081,519		1,430,890	-24.4
Income Tax Credit (Expenses)	(6,406)		(190,267)	-1.3		(147,148)	29.3	(190,267)		(259,586)	-26.7

Net Income	30,008		891,252	5.9		1,070,068	-16.7	891,252		1,171,304	-23.9

Earnings Per Ordinary Share - Diluted		NT$	0.29		NT$	0.34			NT$	0.38

Earnings Per ADS - Diluted		US$	0.05		US$	0.06			US$	0.06

Weighted Average Outstanding Shares - Diluted (‘k)			3,095,097			3,135,441				3,097,232

Forex ( NT$ per US$ )			29.70			29.31				30.25

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended on Mar 31, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2012		3 months, 2011
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	30,202	891,252	1,070,068
Depreciation	79,586	2,348,578	2,209,448
Amortization	4,869	143,687	140,986
Change in working capital & others	(17,576)	(518,658)	(1,623,962)

Net cash flows provided from operating activities	97,081	2,864,859	1,796,540

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(67,534)	(1,992,914)	(3,232,873)
Proceeds from disposal of equipments	1,172	34,575	498,535
Payment for deferred charges/other changes	(4,723)	(139,383)	(1,089,964)

Net cash used in investing activities	(71,085)	(2,097,722)	(3,824,302)

Cash Flows from Financing Activities:
Proceeds from short-term loan	19,992	589,975	—
Proceeds from the exercise of employee stock option /other charges	(1,780)	(52,524)	—

Net cash provided from financing activities	18,213	537,451	—

Foreign currency exchange effect	(1,438)	(42,448)	25,826

Net increase (decrease) in cash and cash equivalents	42,770	1,262,140	(2,001,936)

Cash and cash equivalents at beginning of period	540,210	15,941,600	15,519,008

Cash and cash equivalents at end of period	582,980	17,203,740	13,517,072

Forex ( NT$ per US$ )		29.51	29.40

(1)	All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 25, 2012	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer